                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                            ----------------------

                                   FORM 11-K


              (X) Annual Report Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934

                  For the Fiscal Year Ended December 31, 1999

                          Commission File No. 1-12338

                            ----------------------


                            J. GORDON GAINES, INC.
                            RETIREMENT SAVINGS PLAN
                           (Full Title of the Plan)


                          VESTA INSURANCE GROUP, INC.
                             3760 River Run Drive
                          Birmingham, Alabama  35243
                    (Name of Issuer of the Securities Held
                     Pursuant to the Plan and the Address
                      of its Principal Executive Office)


                             REQUIRED INFORMATION

(a)  Financial Statements for the J. Gordon Gaines, Inc. Retirement Savings Plan

                                                                            Page
                                                                        ------------

        (i)    Report of Independent Auditors

        (ii) Audited statements of net assets available for plan benefits as of December 31, 1998 and 1997

        (iii) Audited statements of changes in net assets available for plan benefits for the years ended December 31, 1999

(b)  Exhibits

     The following exhibit is filed herewith as a part of this annual report:

               Exhibit Number             Description of Exhibit
          -----------------------     ------------------------------
                    23.1                  Consent of Independent
                                          Certified Public Accountants

                                  SIGNATURES


        THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the J. Gordon Gaines, Inc. Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                            J. GORDON GAINES, INC.
                            RETIREMENT SAVINGS PLAN


                                    By:  J. Gordon Gaines, Inc.,
                                         Administrator of the Plan


                                         By:  /s/ DONALD W. THORNTON
                                             -----------------------------------
                                              Donald W. Thornton
                                         Its:   Senior Vice President, General
                                                Counsel and Secretary

Date: June 28, 2000

J. Gordon Gaines, Inc.
Retirement Savings Plan
Financial Statements and Supplemental Schedules
As of December 31, 1999 and 1998 and For the Year Ended
December 31, 1999


J. Gordon Gaines, Inc. Retirement Savings Plan
Table of Contents
-------------------------------------------------------------------------------------
                                                                              Pages

Report of Independent Accountants                                                 1

Financial Statements:
  Statements of Net Assets Available for Benefits
   December 31, 1999 and 1998                                                     2

  Statement of Changes in Net Assets Available for Benefits
   For the Year Ended December 31, 1999                                           3

  Notes to Financial Statements                                              4 - 11

Supplemental Schedules:
  *Schedule G, Part III - Schedule of Nonexempt Transaction For the Year
    Ended December 31, 1999                                                      12

  *Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
    as of December 31, 1999                                                      13

  *Schedule H, Line 4j - Schedule of Reportable Transactions
    For the Year Ended December 31, 1999                                    14 - 15


* Refers to item number in Form 5500 (Annual Return/Report of Employee
  Benefit Plan) for the plan year ended December 31, 1999.

                       Report of Independent Accountants

To the Administrative Committee
J. Gordon Gaines, Inc. Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the J. Gordon Gaines, Inc. Retirement Savings Plan (the "Plan") at December 31, 1999 and 1998 and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



June 27, 2000

                                        /s/ PricewaterhouseCoopers
                                        --------------------------


J. Gordon Gaines, Inc. Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 1999 and 1998
------------------------------------------------------------------------------
                                                                     1999         1998
                                      ASSETS
Investments at fair value:
 Vesta Insurance Group, Inc. (Vesta) common stock                $  474,901   $  374,846
 Mutual funds and trusts                                          3,922,124    2,945,096
Loans to participants                                               112,051       27,114
                                                                 ----------   ----------
     Total investments                                            4,509,076    3,347,056

Cash                                                                  2,403           71
Accrued income receivable                                             3,407        2,092
Employee contributions receivable                                    31,481      117,714
Employer contributions receivable                                    17,393       48,614
                                                                 ----------   ----------
     Total assets                                                 4,563,760    3,515,547
                                                                 ----------   ----------
Net assets available for benefits                                $4,563,760   $3,515,547
                                                                 ==========   ==========




  The accompanying notes are an integral part of these financial statements.


J. Gordon Gaines, Inc. Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 1999
-----------------------------------------------------------------------------

Additions:
 Dividend income (includes dividends from Vesta stock
  of $2,345)                                                      $  194,543
 Interest income                                                       4,014
 Net appreciation in fair value of investments                       130,776
 Employee contributions                                            1,201,032
 Employer contributions                                              622,247
 Rollover contributions                                              159,886
 Other, net                                                            1,192
                                                                  ----------
    Total additions                                                2,313,690

Deductions:
 Distributions to participants                                     1,264,427
 Administrative fee                                                    1,050
                                                                  ----------
    Total deductions                                               1,265,477
                                                                  ----------
    Net increase                                                   1,048,213
 Net assets available for benefits:
  Beginning of year                                                3,515,547
                                                                  ----------
  End of year                                                     $4,563,760
                                                                  ==========

  The accompanying notes are an integral part of these financial statements.

J. Gordon Gaines, Inc. Retirement Savings Plan
Notes to Financial Statements
For the Year Ended December 31, 1999
------------------------------------------------------------------------------

1. Summary of Significant Accounting Policies

   Organization - The J. Gordon Gaines, Inc. Retirement Savings Plan (the "Plan") was adopted on November 15, 1993. The Plan includes a salary reduction feature which permits employees who participate (participants) in the Plan to defer and save part of their compensation, as provided for under
   Section 401(k) of the Internal Revenue Code. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

   Basis of Presentation - The accompanying financial statements of the Plan have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States. J. Gordon Gaines, Inc. (the Company or Sponsor) is a wholly owned subsidiary of Vesta Insurance Group, Inc. (Vesta).

   Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual results could differ from these estimates.

   Risks and Uncertainties - The Plan provides for various investment options in any combination of stocks, mutual funds and other investment securities. Generally all investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances, and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

   Investments Valuation - Investments in mutual funds and in Vesta common stock are stated at fair value, based on quotations obtained from national securities exchanges. The Merrill Lynch Retirement Preservation Trust Fund is valued at cost plus interest earned, which approximates market. Purchase and sales of securities are recorded on a trade-date basis. Realized gains and losses are calculated using the average cost method.

   For cash and receivables, the carrying amounts approximate fair value because of the short-term nature of these instruments.

   The Plan administrator believes it is not practicable to determine the fair value of its loans to participants due to various interest and maturities. Such loans are carried at their outstanding balances.

J. Gordon Gaines, Inc. Retirement Savings Plan
Notes to Financial Statements
For the Year Ended December 31, 1999
------------------------------------------------------------------------------


   Plan Expenses - Merrill Lynch Trust Company serves as the trustee and administrator of the Plan. Administration fees paid to the trustee and all other administrative expenses are paid by the Sponsor.

   Net Appreciation (Depreciation) - The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

   Reclassifications - Certain reclassifications have been made in the previously reported financial statements and accompanying notes to make the prior year amounts comparable to those of the current year. Such reclassifications had no effect on previously reported net assets available for benefits.

2. Description of Plan

   The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan was approved to provide retirement benefits for eligible employees of Vesta and its subsidiaries.

   Participant Contributions - For the periods prior to June 30, 1998, employees became eligible to participate in the Plan on the first day of January, April, July, or October following completion of one year of service. Participants could elect to have from 1% to 10% of their compensation deferred and contributed to the Plan. Effective July 1, 1998, all employees are eligible to participate in the Plan upon employment and may elect to have from 1% to 15% of their compensation deferred and contributed to the Plan. There were 290 participants as of December 31, 1999.

   Participants allocated their contributions, in multiples of 1%, to the following investments through the periods ending June 30, 1998:

     Money Market Fund - invested primarily in the Wachovia Prime Cash Management Fund which invests in commercial paper and other money market instruments maturing in one year or less;

     Bond Fund - invested primarily in the Wachovia Fixed Income Fund which invests in direct obligations of the United States Government or its agencies;

     Balanced Fund - invested primarily in the Fidelity Balanced Fund which invests in common or preferred stock, and securities convertible into common stock, direct obligations of the United States Government and its agencies, corporate bonds, debentures, notes, and certificates of indebtedness;

J. Gordon Gaines, Inc. Retirement Savings Plan
Notes to Financial Statements
For the Year Ended December 31, 1999
------------------------------------------------------------------------------


     Equity Fund - invested primarily in the Vanguard Index Trust which invests in common or capital stock and convertible bonds, convertible notes, debentures or preferred stocks which are convertible into common or capital stocks;

     Company Stock Fund - invested in Vesta Insurance Group, Inc. common stock.

   Effective July 1, 1998 participants may allocate their contributions, in multiples of 5%, to the following investments:

     Merrill Lynch Retirement Preservation Trust Fund - a common collective trust that seeks to provide preservation of capital, liquidity, and current income at levels that are higher than those provided by money market funds by investing primarily in a broadly diversified portfolio of Guaranteed Investment Contracts (GICs) and in obligations of U.S. government and government agency securities.

     Merrill Lynch Corporate Bond Fund, Inc. (High Income Portfolio) - seeks a high level of current income consistent with the investment policies of the portfolio and with prudent investment management. As a secondary objective the portfolio seeks capital appreciation, when consistent with its primary objective;

     Merrill Lynch Corporate Bond Fund, Inc. (Intermediate Term Portfolio) - seeks a high level of current income consistent with the investment policies of the Fund and prudent management. As a secondary objective, the Fund seeks capital appreciation when consistent with its primary objective;

     Merrill Lynch Basic Value Fund, Inc. - seeks capital appreciation, and secondarily, income, by investing primarily in equities that appear to be undervalued;

     Merrill Lynch Global Allocation Fund, Inc. - seeks high total investment return consistent with prudent risk;

     Davis New York Venture Fund, Inc. - seeks to achieve superior long-term growth through specific, long term trends that provide consistent growth over time;

     GAM International Fund - seeks capital appreciation through investing in equity markets worldwide, excluding that of the U.S.A.;

     Merrill Lynch S&P 500 Index Fund - seeks to provide investment results that, before expenses, replicate the total return of the Standard & Poor's 500 Composite Stock Price Index (S&P 500). In seeking to replicate the total return of the S&P 500, management generally will allocate investments among common stocks in approximately the same weighting as the index;

     PIMCO Small Cap Value Fund - seeks long-term growth of capital and income through investment in smaller capitalization stocks that appear to be undervalued;

     Vesta Insurance Group, Inc. Common Stock - seeks investment in the common stock of Vesta Insurance Group, Inc.

J. Gordon Gaines, Inc. Retirement Savings Plan
Notes to Financial Statements
For the Year Ended December 31, 1999
------------------------------------------------------------------------------


   In addition to the above ten core funds, participants have the option, as of July 1, 1998, to direct their investments into a mutual fund window. This allows participants to direct their investments into additional funds beyond the ten core funds mentioned above. These options are available to all participants. The options are intended to provide investment flexibility for employees who desire a wider range of investment options. The mutual fund window options are AIM Constellation Fund, AIM Global Telecommunications Fund, Alger MidCap Growth Portfolio, Alliance New Europe Fund, Alliance Worldwide Privatization Fund, Davis Convertible Securities Fund, Davis Real Estate Fund, GAM Global Fund, GAM Pacific Basin Fund, John Hancock Financial Industries Fund, Merrill Lynch Pacific Fund, Inc., MFS Government Mortgage Fund, MFS Total Return Fund, Morgan Stanley Aggressive Equity Fund, Morgan Stanley Latin American Fund, Morgan Stanley U.S. Real Estate Fund, Nicholas Applegate Emerging Countries Fund, Nicholas Applegate SmallCap Growth Fund, Oppenheimer Development Markets Fund, Oppenheimer International Bond Fund, PIMCO Precious Metals Fund, Seligman Communications and Information Fund, Inc., Seligman Henderson Global Technology Fund, Van Kampen Latin America Fund, Van Kampen Focus Equity Fund, Pilgrim Emerging Countries Fund, and State Street Research Managed Assets Fund.

   As of July 1, 1998, in addition to the core funds and the mutual fund window, the Plan participant may select from three investment models, which are comprised of a combination of the core funds. The investment models are as follows:

     Conservative to Moderate Investment Model - this model invests 35% of its assets in the stable value option, 35% in the bond funds, and 30% in stock funds.

     Moderate Model - this model invests 20% of its assets in the stable value option, 55% in stock funds, and 25% in the bond funds.

     Aggressive Model - this model invests 80% of its assets in the stock funds, 15% in bond funds, and 5% in the stable value fund.

   Employer Matching Contributions - Vesta and its subsidiaries (the Employer), at its sole discretion, may make matching contributions in an amount determined by the board of directors of the Company. For 1999, the matching contributions was 100% of employee contributions up to 3% and 50% from 3% to 5% not to exceed a maximum of 4% of the employee's compensation.

   Participant Accounts - Each participant's account is credited with an allocation of the Company's contribution and an allocable share of investments earnings or loss. Allocations are based on contribution rates specified in the Plan and the time-weighted value of account balances. Participants are entitled to the benefits that can be provided from the distributable value of their participant accounts.

J. Gordon Gaines, Inc. Retirement Savings Plan
Notes to Financial Statements
For the Year Ended December 31, 1999
------------------------------------------------------------------------------


   Vesting - Participants have a fully-vested and non-forfeitable interest in the portion of their account balances attributable to their contributions. Effective January 1, 1999, a participant acquires a fully-vested and non-forfeitable interest in the portion of their accounts attributable to Employer matching and additional discretionary contributions. Prior to January 1, 1999, Employer matching and additional discretionary contributions were vested based on length of employment, as follows:

       Years of Service                               Vesting
       ----------------                               -------
          Less than 3                                     0%
               3                                         20%
               4                                         40%
               5                                         60%
               6                                         80%
               7                                        100%

   Forfeitures - At December 31, 1999, forfeited nonvested accounts totaled approximately $73,800. These accounts will be reallocated to participants in the same manner as employer contributions.

   Loans - Participants are able to borrow up to the lesser of one half of their account balances or $50,000 minus the highest outstanding loan balance from the Plan during the past year in accordance with the plan provisions. Only one loan outstanding is allowed. Repayment periods do not exceed five years unless the loan proceeds are used to purchase a home. The interest rates on the loans are at least equal to the prime rate as published in the Wall Street Journal at the time of application or some higher rate that reflects current commercial lending rates as determined by the plan administrator. Repayments are made in equal weekly installments collected through payroll deductions. Loans are valued at cost, which approximates fair value.

   Withdrawal Provisions - Participants may request that all or part of their accounts attributable to elective contributions be paid to them to meet an immediate and heavy financial hardship for which funds are not reasonably available to them from other sources. The amount paid to a participant in this fashion will be taxable and may not be repaid to the Plan. Such a withdrawal would require the participant to cease making contributions to the Plan for a period of at least twelve months following the receipt of the hardship withdrawal.

   Benefit Payments - Participants are eligible for benefit payments upon reaching age sixty-five (65). The Plan also provides for distributions to participants, or their beneficiaries, upon death, disability, early retirement at or after age fifty-five with seven years of service, and termination of employment. Participants may choose to have benefits paid directly to them or to another qualified retirement plan or individual retirement arrangement on their behalf. Benefits are recorded when paid.

J. Gordon Gaines, Inc. Retirement Savings Plan
Notes to Financial Statements
For the Year Ended December 31, 1999
------------------------------------------------------------------------------


   Priorities Upon Termination - Upon termination of the Plan, all participants' funds shall become fully vested. The trust will continue until the plan benefits of each participant has been distributed.

3. Income Tax Status

   The Plan is exempt from federal income taxes under Section 501(a) of the Internal Revenue Code. The Plan obtained its latest determination letter on June 29, 1993, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

J. Gordon Gaines, Inc. Retirement Savings Plan
Notes to Financial Statements
For the Year Ended December 31, 1999
------------------------------------------------------------------------------

4. Investments

   The investments of the Plan as of December 31, 1999 and 1998 are summarized as follows:

                                                                1999                     1998
                                                      ------------------------  -----------------------
            Investment Name                              Market        Cost        Market       Cost
            ---------------                           -----------  -----------  ----------  -----------

Vesta Insurance Group, Inc                            $  474,901   $1,069,029   $  374,846  $  830,865
Merrill Lynch Retirement Preservation Trust Fund         461,038      461,038      361,183     361,183
Merrill Lynch S&P 500 Index Fund                         357,471      313,791      167,410     160,486
GAM International Fund                                    74,450       63,866       29,316      27,934
PIMCO Small Cap Value Fund                                94,152       99,900       35,379      34,906
Davis New York Venture Fund, Inc.                      1,724,812    1,535,002    1,517,656   1,508,962
Merrill Lynch Basic Value Fund, Inc.                      96,213       96,965       53,578      51,764
Merrill Lynch Corporate Bond Fund, Inc.
 (High Income Portfolio)                                  50,281       52,104       21,416      21,945
Merrill Lynch Corporate Bond Fund, Inc.
 (Intermediate Term Portfolio)                           236,217      247,938      231,548     230,896
Merrill Lynch Global Allocation Fund, Inc.               600,977      614,640      521,040     602,024
Morgan Stanley U.S. Real Estate Fund                       2,219        2,369          141         140
GAM Global Fund                                            2,416        2,048          158         146
Davis Convertible Securities Fund                          2,046        1,979          274         274
MFS Total Return Fund                                     21,190       23,408        5,997       6,537
PIMCO Precious Metals Fund                                 1,405        1,403
Davis Real Estate Fund                                     1,302        1,432
Alger MidCap Growth Portfolio                             29,353       27,296
Van Kampen Focus Equity Fund                                 541          497
Seligman Henderson Global Technology Fund                 97,885       78,820
Merrill Lynch Pacific Fund, Inc.                             808          581
Van Kampen Latin America Fund                              6,027        5,000
Seligman Communication and Information Fund, Inc.         36,758       28,491
AIM Constellation Fund                                     3,650        2,875
Alliance New Europe Fund                                     880          758
AIM Global Telecommunications Fund                        17,768       14,078
Pilgrim Emerging Countries Fund                            2,265        1,378
Loans to participants                                    112,051                    27,114
                                                     -----------   ----------   ----------   ----------
                                                     $ 4,509,076   $4,746,686   $3,347,056   $3,838,062
                                                     ===========   ==========   ==========   ==========

J. Gordon Gaines, Inc. Retirement Savings Plan
Notes to Financial Statements
For the Year Ended December 31, 1999
------------------------------------------------------------------------------


     The following is a summary of assets held in excess of 5% of the Plan's net assets at December 31:

                                                            1999         1998

Vesta Insurance Group, Inc.                              $  474,901   $  374,846
Merrill Lynch Retirement Preservation Trust Fund         $  461,038   $  361,183
Merrill Lynch Corporate Bond Fund, Inc.
  (Intermediate Term Portfolio)                          $  236,217   $  231,548
Davis New York Venture Fund, Inc.                        $1,724,812   $1,517,656
Merrill Lynch Global Allocation Fund, Inc.               $  600,977   $  521,040
Merrill Lynch S&P 500 Index Fund                         $  357,471   $  167,410



     During 1999, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year)
     (depreciated)/appreciated in value by $1,201,032 as follows:


                   Vesta common stock               $   (231,428)
                   Mutual funds and trust              1,432,460
                                                    ------------
                                                    $  1,201,032
                                                    ============

5. Related Party Transactions

   The Sponsor pays administrative expenses on behalf of the Plan, including legal, trust, administrative, and accounting fees. During 1999, the Plan acquired and sold Vesta Insurance Group, Inc. common stock as follows:


                                                                 Selling
                                                                  Price/
                                            Shares     Cost     Fair Value
                                            ------   --------   ----------

     Acquired                               83,335   $436,005    $436,005
     Sold                                   23,155    197,114     104,110
                                            ------   --------    --------
                                            60,180   $238,891    $331,895
                                            ======   ========    ========

6.  Comparison of Financial Statements to Form 5500

    Annually, the Company files, on behalf of the Plan, an information return (Form 5500) that includes financial information prepared on the basis of cash receipts and disbursements. The accompanying financial statements differ from the Form 5500 primarily due to the accruals reflected in the financial statements.

                            Supplemental Schedules

                J. Gordon Gaines, Inc. Retirement Savings Plan

           Schedule G, Part III - Schedule of Nonexempt Transaction
                     For the Year Ended December 31, 1999


                                                        (c) Description of
                                                        transactions including
                           (b) Relationship to plan,    maturity date, rate of           (d)
(a) Identity of party      employer or other party-     interest, collateral, par or     Purchase     (e) Selling      (f) Lease
involved                   in-interest                  maturity value                   price        price            rental


                                                        Failure to remit employee
                                                        contributions on a timely
J. Gordon Gaines, Inc.     sponsor                      basis                            $113,564




(g) Expenses
incurred in                                (i) Current
connection with       (h) Cost             value of            (j) Net gain or (loss) on
transaction           of asset             asset               each transaction

                      $113,564             $113,564

J. Gordon Gaines, Inc. Retirement Savings Plan
Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
December 31, 1999
------------------------------------------------------------------------------


                                            c. Description of Investment Including
      b. Identity of Issuer, Borrower,         Maturity Date, Rate of Interest,                     e. Current
a.       Lessor, or Similar Party              Collateral, Par or Maturity Value       d. Cost         Value
--  ------------------------------------       ---------------------------------     ------------  -------------

*   Vesta Insurance Group, Inc.                  Common Stock                          $1,069,029     $  474,901
*   Merrill Lynch Retirement Preservation
      Trust Fund                                 Collective Trust                         461,038        461,038
*   Merrill Lynch S&P 500 Index Fund             Mutual Fund                              313,791        357,471
    GAM International Fund                       Mutual Fund                               63,866         74,450
    PIMCO Small Cap Value Fund                   Mutual Fund                               99,900         94,152
    Davis New York Venture Fund, Inc.            Mutual Fund                            1,535,002      1,724,812
*   Merrill Lynch Basic Value Fund, Inc.         Mutual Fund                               96,965         96,213
*   Merrill Lynch Corporate Bond Fund, Inc.
      (High Income Portfolio)                    Mutual Fund                               52,104         50,281
*   Merrill Lynch Corporate Bond Fund, Inc.
      (Intermediate Term Portfolio)              Mutual Fund                              247,938        236,217
*   Merrill Lynch Global Allocation Fund, Inc.   Mutual Fund                              614,640        600,977
    Morgan Stanley U.S. Real Estate Fund         Mutual Fund                                2,369          2,219
    GAM Global Fund                              Mutual Fund                                2,048          2,416
    Davis Convertible Securities Fund            Mutual Fund                                1,979          2,046
    MFS Total Return Fund                        Mutual Fund                               23,408         21,190
    PIMCO Precious Metals Fund                   Mutual Fund                                1,403          1,405
    Davis Real Estate Fund                       Mutual Fund                                1,432          1,302
    Alger MidCap Growth Portfolio                Mutual Fund                               27,296         29,353
    Van Kampen Focus Equity Fund                 Mutual Fund                                  497            541
    Seligman Henderson Global Technology
      Fund                                       Mutual Fund                               78,820         97,885
*   Merrill Lynch Pacific Fund, Inc.             Mutual Fund                                  581            808
    Van Kampen Latin America Fund                Mutual Fund                                5,000          6,027
    Seligman Communication and Information
      Fund, Inc.                                 Mutual Fund                               28,491         36,758
    AIM Constellation Fund                       Mutual Fund                                2,875          3,650
    Alliance New Europe Fund                     Mutual Fund                                  758            880
    AIM Global Telecommunications Fund           Mutual Fund                               14,078         17,768
    Pilgrim Emerging Countries Fund              Mutual Fund                                1,378          2,265
    Loans to participants                        Loans, interest rates range from
                                                   8.75% to 9.25%                                        112,051
                                                                                       ----------     ----------
                                                                                       $4,746,686     $4,509,076
                                                                                       ==========     ==========

* Party-in-interest to the Plan.

J. Gordon Gaines, Inc. Retirement Savings Plan
Schedule H, Line 4j - Schedule of Reportable Transactions
For the Year Ended December 31, 1999
----------------------------------------------------------------------


I.     Single transactions exceeding 5% of assets.

                                                     NONE


II.    Series of transactions involving property other than securities.

                                                     NONE


III.   Series of transactions of same issue exceeding 5% of assets.

                                                     NONE


IV. Transactions in conjunction with same person involved in reportable single transactions.

                                                     NONE

J. Gordon Gaines, Inc. Retirement Savings Plan
Schedule H, Line 4j - Schedule of Reportable Transactions
For the Year Ended December 31, 1999
----------------------------------------------------------------------


No schedule of reportable transactions would be prepared as investments are participant-directed. Only nonparticipant-directed transactions are required to be reported.